Exhibit 99.44

LINEAR GOLD CORP

Linear Gold Makes New Gold Discovery from Drilling, Ixhuatan Project, Mexico

May 26, 2006 - Halifax, Nova Scotia – Linear Gold Corp. (LRR.TSX) is pleased to announce that it has identified a new zone of gold mineralization from drilling located 450 metres to the southwest of the Campamento Gold Deposit. This new discovery, named Laguna Grande, is located within the trend of a gold-in-soil anomaly that extends to the southwest of the Campamento deposit.

Initial drill results from the first two holes, IX-103 and IX-104, are as follows:

•

2.5 grams per tonne gold over 8.0 metres in Hole IX-103

•

A series of gold bearing intervals over 124.0 metres in Hole IX-104 including:

➢

2.2 grams per tonne gold over 16.0 metres from 64 metres depth

➢

3.5 grams per tonne gold over 18.0 metres from 114 metres depth

➢

25.3 grams per tonne gold over 2.0 metres from 120 metres depth

The results of Holes IX-103 and IX-104 are summarized below:

Drill Hole	From	To	Interval * (Metres)	Grams per tonne Gold	Grams per tonne Silver
IX-103	170	246	76.0	0.7	10.6
Including	170	172	2.0	1.1	6.6
Including	184	186	2.0	2.7	12.4
Including	192	200	8.0	1.1	5.0
Including	220	228	8.0	2.5	26.4
Including	240	246	6.0	1.1	71.3

IX-104	64	80	16.0	2.2	9.0
and	114	132	18.0	3.5	3.0
Including	120	122	2.0	25.3	14.4
and	152	156	4.0	2.9	9.0
and	164	166	2.0	2.6	4.4
and	186	188	2.2	2.2	6.5

*

Note: The true widths of the intersections have not yet been determined; widths in table are based on core lengths

Laguna Grande Discovery

The Laguna Grande gold-in-soil anomaly is located 450 metres from the southwestern margin of the Campamento gold deposit and lies within a broader gold soil anomaly that extends 1.4 kilometres to the southwest of the Campamento deposit.  Recently completed additional soil sampling in the Laguna Grande area has now defined a gold soil anomaly containing 112 separate samples greater than 100 ppb gold over an area of 650 metres long by 450 metres, including 6 samples that contain greater than 1000 ppb gold.  See attached map:   http://www.ccnmatthews.com/docs/lrr0526.jpg

Hole IX-103 was drilled on the northeastern most line of the soil anomaly in the Laguna Grande cluster at an azimuth 330 and an inclination of -60 degrees. The hole encountered a broad zone of anomalous gold values from 170 to 246 metres containing 76 metres of 0.7 grams per tonne gold. Within this zone are located three separate higher grade intervals: 192 to 200 metres containing 8 metres of 1.1 grams per tonne gold, 220 to 228 metres containing 8 metres of 2.5 grams per tonne gold and 240 to 246 metres containing 1.1 grams per tonne gold. Each of these intervals is associated with fractured zones of increased permeability and oxidation cutting both volcanic and sedimentary rocks. The higher grade interval from 220 to 228 metres is associated with a fault/fracture zone at the contact of a sandstone unit which overlies a brecciated limestone unit.

Hole IX-104 was collared 145 metres to the southeast of hole IX-103 on the same soil line with an azimuth of 150 degrees and an inclination of -55 degrees (in the opposite direction of hole IX-103). The hole encountered a series of mineralized zones that occur over a 124 metre interval from 64 to 188 metres. These gold mineralized intervals include: 64 to 80 metres containing 16 metres of 2.2 grams per tonne gold; and 114 to 132 metres containing 18 metres of 3.5 grams per tonne gold. A high-grade interval of 25.3 grams per tonne gold occurs from 120 to 122 metres. The gold bearing intervals are associated with multiple fault-controlled fracture zones cutting clay altered volcanic flow and volcaniclastic rocks with minor amounts of calcite veining. Assays from below 190 metres to the final depth of 244 metres are pending.

The Laguna Grande area gold mineralization appears to be related to a series of steeply dipping fault zones cutting the volcanic-sedimentary package. Preliminary geologic investigations have identified crudely sub-parallel zones of clay altered volcaniclastic rocks that strike from northeast to southwest.  Mineralized fractures identified within these zones of alteration also strike to the northeast and dip steeply to the northwest.

A total of three drill rigs are working at the Ixhuatan project, including one in the Laguna Grande area, one in the Caracol Discovery zone, and one hole to the northwest of the Campamento deposit.  A second drill rig will be mobilized to the Laguna Grande area as soon as possible.

Phil Pyle, Linear’s vice president of exploration states: “we are excited by the early results at Laguna Grande with gold over broad intervals cut by the initial two holes in the area. The recent soil sampling suggests that the first two holes are near the northeastern margin of a broad system capable of hosting a significant deposit. The presence of high grade intervals and similarities with the Campamento alteration and mineralization are also very encouraging.”

This press release has been prepared under the supervision of Mr. David Rowe, Certified Professional Geologist, who serves as the qualified person for this project under National Instrument 43-101. A map of the project showing the location of all drill holes is available at the company’s website www.lineargoldcorp.com.

All samples were submitted to ALS-Chemex Labs in Guadalajara, Mexico with gold analysed by 50g charge digestion Fire Assay – AA finish with samples greater that 10 grams per tonne analysed by Fire Assay – gravimetric finish. Other metals were analysed by aqua regia digestion with ICP finish.

Linear Gold Corp. is actively exploring for gold and base metals in Mexico, and through joint ventures in Canada and the Dominican Republic.

For further information please contact Terry Christopher, Manager Investor Relations, at 1-902-422-1421.

/s/ Wade K.Dawe

Wade K. Dawe, President

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

European Investor Relations contact:

        Nick Fuller or Samantha Fletcher

        Fuller Fletcher & Associates Ltd

        Tel:  +44 207 256 5204

        Fax: +44 207 256 5678

2000 Barrington Street ♦ Suite 502 ♦ Halifax, Nova Scotia ♦ B3J 3K1 ♦ Canada
Tel: 902 422 1421 ♦ Fax: 902 491 4281 ♦ Toll Free: 1 866 546 3272 ♦ ww.lineargoldcorp.com